

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

Via E-mail
Mr. Christopher J. Swift
Executive Vice President and Chief Financial Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: The Hartford Financial Services Group, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2011
         Filed February 24, 2012
         File No. 001-13958

Dear Mr. Swift:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Riegel for

                                        Jeffrey Riedler
                                        Assistant Director